UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice and Handbook for the First Extraordinary General Meeting of 2020

Taiwan Liposome Company, Ltd. (the “Company”) made the following available on the Taipei Exchange’s Market Observation Post System: (i) Taiwan Liposome Company, Ltd. Notice of the First Extraordinary General Meeting of 2020 (the “Notice”), and (ii) Taiwan Liposome Company, Ltd. Handbook for the First Extraordinary General Meeting of 2020 (the “Handbook”).

Copies of the Notice and the Handbook are attached hereto as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Liposome Company, Ltd. Notice of the First Extraordinary General Meeting of 2020.

99.2	Taiwan Liposome Company, Ltd. Handbook for the First Extraordinary General Meeting of 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: February 7, 2020	By:	/s/ George Yeh
Name: George Yeh
Title: President